

January 16, 2013

Via E-mail
Angel R. Martinez
Chief Executive Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA 93117

> **Re:** **Deckers Outdoor Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated December 31, 2012**
> **File No. 0-22446**

Dear Mr. Martinez:

We have reviewed your response letter dated December 31, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

(10) Business Segments, Concentration of Business, and Credit Risk and Significant Customers, page F-30

1. We note your response to comment four from our letter dated December 17, 2012. Please show us how you will revise your future filings to also disclose the amount of gross profit included in each segment's income from operations that was generated from inter-segment sales.

2. We note your response to prior comment five from our letter dated December 17, 2012. Please confirm that you will revise your disclosures in future filings to include the supplemental schedule and clarifying information that you provided in your response.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Tom George, Chief Financial Officer (via E-mail)